Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
December 31, 2009

	Years Ended December 31,
	2009	2008	2007	2006	2005
EARNINGS:
Adjusted (loss) earnings from continuing operations before income taxes	$(4,574)	$(4,208)	$3,283	$3,151	$4,129
Add fixed charges (see below)	467	459	550	515	619

Adjusted (loss) earnings	$(4,107)	$(3,749)	$3,833	$3,666	$4,748

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$444	$440	$532	$500	$604
Estimated interest component of operating lease payments	23	19	18	15	15

Fixed charges	467	459	550	515	619
Preferred stock requirements, pre-tax	—	9	15	15	15

Combined fixed charges and preferred stock dividends	$467	$468	$565	$530	$634

Ratio of earnings to fixed charges	N/A	N/A	6.97	7.11	7.67
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	6.78	6.91	7.49
Insufficiency of earnings to cover fixed charges	$4,574	$4,208	N/A	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	$4,574	$4,217	N/A	N/A	N/A